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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          Advantage Health Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    00755P101
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                                 (CUSIP Number)

                             William W. Horton, Esq.
                             HEALTHSOUTH Corporation
                      Two Perimeter Park South, Suite 224W
                            Birmingham, Alabama 35243
                                 (205) 967-7116
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 16, 1995
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X| . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


                                  SCHEDULE 13D

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
CUSIP No.  00755P101                                                                                        Page 2 of 6 Pages
          -------------------------------------------                                                   --   --
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            NAME OF REPORTING PERSON

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1                    HEALTHSOUTH Corporation
                         63-0860407

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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (a) [ ]
                                                                                                                         (b) [ ]

    2

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            SEC USE ONLY

    3

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            SOURCE OF FUNDS*

    4

                         00

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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

    5

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            CITIZENSHIP OR PLACE OF ORGANIZATION

    6

                         Delaware

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           NUMBER OF                         SOLE VOTING POWER
            SHARES
         BENEFICIALLY                7
           OWNED BY
             EACH                               0
           REPORTING
            PERSON
             WITH

                                ---------------------------------------------------------------------------------------------------
                                             SHARED VOTING POWER

                                     8

                                                819,000

                                ---------------------------------------------------------------------------------------------------
                                             SOLE DISPOSITIVE POWER

                                     9

                                                0

                                ---------------------------------------------------------------------------------------------------
                                             SHARED DISPOSITIVE POWER

                                     10
                                                0

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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   11

                         819,000

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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           [ ]

   12

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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   13

                         14.5%

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            TYPE OF REPORTING PERSON*

   14

                         CO

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


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

Item 1.  Security and Issuer.

Class of Equity Securities:                          Common Stock, par value $.01 per share

Name and Address of Issuer:                          Advantage Health Corporation

Item 2.  Identity and Background.

Name:                                                HEALTHSOUTH Corporation

State of Organization:                               Delaware

Principal Business:                                  Development, ownership and operation of rehabilitation,
                                                     outpatient surgery and other healthcare facilities.

Address of Principal Business                        Two Perimeter Park South
and Principal Office:                                Suite 224W
                                                     Birmingham, Alabama 35243

(d)      No.

(e)      No.

Item 3.  Source and Amount of Funds or Other Consideration.

         In connection with the execution of an Agreement and Plan of Merger dated December 16, 1995 (the "Merger Agreement"), by and among Advantage Health Corporation ("Advantage"), HEALTHSOUTH Corporation ("HEALTHSOUTH") and Aladdin Acquisition Corporation (the "Subsidiary"), Raymond J. Dunn, III, Chairman of the Board and Chief Executive Officer of Advantage, entered into a Proxy Agreement dated December 16, 1995 (the "Proxy Agreement"). In the Proxy Agreement, Mr. Dunn granted to HEALTHSOUTH the right to vote all of the shares of Common Stock, par value $.01 per share, of Advantage (the "Advantage Common Stock") owned, controlled or acquired by Mr. Dunn in favor of the merger contemplated in the Merger Agreement and against any proposals for any recapitalization, merger, sale of assets or other business combination between Advantage and any other person or entity, as well as certain other matters.

         In connection with the Merger Agreement, shares of Advantage will be canceled and the holders of such shares will be entitled to receive shares of the Common Stock, par value $.01 per share, of HEALTHSOUTH (the "HEALTHSOUTH Common Stock") valued at $47.50 per share of Advantage Common Stock surrendered, with adjustments in value should the average price of the HEALTHSOUTH Common Stock during the measuring period fall outside a defined range. One of the conditions of the willingness of HEALTHSOUTH to enter into the Merger Agreement was Mr. Dunn's execution and delivery of the Proxy Agreement. The foregoing constituted the consideration for Mr. Dunn's executing and delivering the Proxy Agreement.

                                        1


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Item 4.  Purpose of Transaction.

         HEALTHSOUTH entered into the Proxy Agreement as a part of the overall transaction set forth in the Merger Agreement. By obtaining the right to vote the shares owned or controlled by Mr. Dunn, HEALTHSOUTH obtained additional assurance that the affirmative vote of Advantage stockholders to approve the Merger Agreement might be obtained. Pursuant to the provisions of the Merger Agreement, HEALTHSOUTH will seek to cause a merger to be effected between the Subsidiary and Advantage, with Advantage to be the surviving corporation, pursuant to which the shares of Advantage Common Stock will be surrendered and canceled and the holders of such shares will be entitled to receive shares of HEALTHSOUTH Common Stock valued at $47.50 per share of Advantage Common Stock, with adjustments in value should the average price of the HEALTHSOUTH Common Stock during the measuring period fall outside a defined range.

Item 5.  Interest in Securities of the Issuer.

         (a) The Proxy Agreement recites that Mr. Dunn currently owns, or has the power to vote, 819,000 shares of Advantage Common Stock. The Proxy Agreement applies to those shares and any shares thereafter acquired by Mr. Dunn prior to its termination. The Advantage Common Stock is entitled to one votes per share with respect to all matters to be acted upon the stockholders of Advantage.

         (b) HEALTHSOUTH has sole voting power with respect to voting in favor of the merger contemplated within the Merger Agreement and against any proposal for any recapitalization, merger, sale of assets or other business combination between Advantage and any other person or entity, as well as certain other matters. HEALTHSOUTH does not have voting power with respect to any other matters to be acted upon by the stockholders of Advantage. Any other voting rights with respect to the foregoing shares of Common Stock are retained by Raymond J. Dunn, III, Chairman of the Board and Chief Executive Officer of Advantage. The principal business address of Advantage, which is also the business address of Mr. Dunn, is 304 Cambridge Road, Woburn, Massachusetts 01201. Mr. Dunn is a citizen of the United States of America. The answer to Items 2(d) and (e) with respect to Mr. Dunn is no.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
                  Respect to Securities of the Issuer.

         In connection with qualifying for "pooling of interests" treatment for accounting purposes, it is expected that Mr. Dunn will execute a letter to HEALTHSOUTH representing and covenanting that, within 30 days preceding the consummation of the transactions contemplated by the Merger Agreement, Mr. Dunn has not sold, transferred or otherwise disposed of, and will not sell, transfer or otherwise dispose of, any Advantage Common Stock.

                                        2


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Item 7.   Materials to be filed as Exhibits.

         Exhibit A:     Proxy Agreement, dated December 16, 1995, by and between
                        HEALTHSOUTH Corporation and Raymond J. Dunn, III.

         Exhibit B:     Agreement and Plan of Merger,  dated  December 16, 1995,
                        by   and   among   HEALTHSOUTH   Corporation,    Aladdin
                        Acquisition    Corporation    and    Advantage    Health
                        Corporation, together with Exhibits thereto.

                                        3


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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 22, 1995                        /s/ William W. Horton
                                     ------------------------------------------
                                                    William W. Horton
                                        Group Vice President -- Legal Services




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